# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: California Resources Corporation, CIK 0001609253
CUSIP: 13057Q305
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1 World Trade Center, Suite 1500, Long Beach, California (CA), 90831
Date of event which requires filing of this statement: 06/23/2025
Amends the filing with accession number 0001104659-24-078573
Filed by CIK 0002028031
Persons authorized to receive notices and communications: Bobby Saadati, 1201 Louisiana Street, Suite 3400, Houston, Texas (TX), 77002, (833) 706-0273

## Reporting persons
- IKAV Energy Inc. (CIK 0002028031): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 115,906; sole dispositive power 0; shared dispositive power 115,906; aggregate amount beneficially owned 115,906 (0.1% of the class)
- IKAV Energy Holdings LLC (CIK 0002028124): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 115,906; sole dispositive power 0; shared dispositive power 115,906; aggregate amount beneficially owned 115,906 (0.1% of the class)
  Comment: Limited Liability Company
- IKAV Inc. (CIK 0002027867): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 115,906; sole dispositive power 0; shared dispositive power 115,906; aggregate amount beneficially owned 115,906 (0.1% of the class)
- IKAV Energy Spain, S.L. (CIK 0002028133): type of reporting person: other (OO); citizenship or place of organization: Spain (U3); source of funds: other (OO); sole voting power 0; shared voting power 115,906; sole dispositive power 0; shared dispositive power 115,906; aggregate amount beneficially owned 115,906 (0.1% of the class)
- SIMLOG Inc. (CIK 0002028003): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 279,737; sole dispositive power 0; shared dispositive power 279,737; aggregate amount beneficially owned 279,737 (0.3% of the class)
- Simlog S.a r.l. (CIK 0002028151): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 279,737; sole dispositive power 0; shared dispositive power 279,737; aggregate amount beneficially owned 279,737 (0.3% of the class)
- IKAV SICAV FIS SCA (CIK 0002028163): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 3,803,418; sole dispositive power 0; shared dispositive power 3,803,418; aggregate amount beneficially owned 3,803,418 (4.5% of the class)
- IKAV General Partner S.a r.l. (CIK 0002028161): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 3,803,418; sole dispositive power 0; shared dispositive power 3,803,418; aggregate amount beneficially owned 3,803,418 (4.5% of the class)
- Institut fur Kapitalanlagen und Vesicherungslosungen GmbH (CIK 0002027954): type of reporting person: other (OO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 3,803,418; sole dispositive power 0; shared dispositive power 3,803,418; aggregate amount beneficially owned 3,803,418 (4.5% of the class)
- IKAV Impact S.a r.l. (CIK 0002028159): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 3,523,681; sole dispositive power 0; shared dispositive power 3,523,681; aggregate amount beneficially owned 3,523,681 (4.2% of the class)
- Constantin von Wasserschleben (CIK 0002027877): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 3,919,324; sole dispositive power 0; shared dispositive power 3,919,324; aggregate amount beneficially owned 3,919,324 (4.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: California Resources Corporation
Address of issuer's principal executive offices: 1 World Trade Center, Suite 1500, Long Beach, California (CA), 90831
Comment: This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on July 9, 2024 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of California Resources Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Stock Repurchase

On June 23, 2025, the Issuer agreed to repurchase 4,950,000 shares of Common Stock from IKAV Impact S.a r.l. at a price of $46.00 per share, for an aggregate purchase price of $227,700,000 (the "Stock Repurchase"). The Stock Repurchase closed on June 25, 2025 (the "Closing Date").

Effective as of the completion of the Stock Repurchase, the lock-up restrictions applicable to sales of Common Stock by the Reporting Persons, pursuant to the previously disclosed Registration Rights Agreement, ceased to be effective.

In connection with the completion of the Stock Repurchase, Bobby Saadati resigned from the Issuer's board of directors effective as of the Closing Date, as contemplated by that certain Stockholder Agreement, dated July 1, 2024, by and among the Issuer, IKAV Impact S.a.r.l., and the other stockholders party thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The information set forth herein is based on 84,225,034 shares of Common Stock outstanding as of the Closing Date.

The securities reported herein include 115,906 shares of Common Stock held of record by IKAV Energy Inc., 279,737 shares of Common Stock held of record by SIMLOG Inc. and 3,523,681 shares of Common Stock held of record by IKAV Impact S.a r.l.

IKAV Energy Inc. is wholly owned by IKAV Energy Holdings LLC, whose majority managing member is IKAV Inc. The shareholders of IKAV Inc. are IKAV Energy Spain, S.L. and Mr. von Wasserschleben. Mr. von Wasserschleben is the sole owner of IKAV Energy Spain, S.L. As such, each of the foregoing entities and Mr. von Wasserschleben may be deemed to share beneficial ownership of the securities held of record by IKAV Energy Inc.

SIMLOG Inc. is wholly owned by Simlog S.a r.l., which is controlled by IKAV SICAV FIS SCA, whose general partner is IKAV General Partner S.a r.l., which is wholly owned by Institut fur Kapitalanlagen und Vesicherungslosungen GmbH, whose majority owner is Mr. von Wasserschleben. As such, each of the foregoing entities and Mr. von Wasserschleben may be deemed to share beneficial ownership of the securities held of record by SIMLOG Inc.

IKAV Impact S.a r.l. is controlled by IKAV SICAV FIS SCA, whose general partner is IKAV General Partner S.a r.l., which is wholly owned by Institut fur Kapitalanlagen und Vesicherungslosungen GmbH, whose majority owner is Mr. von Wasserschleben. As such, each of the foregoing entities and Mr. von Wasserschleben may be deemed to share beneficial ownership of the securities held of record by IKAV Impact S.a r.l.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 25, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

## Signatures
- IKAV Energy Inc.: /s/ Bobby Saadati, Bobby Saadati, Chief Executive Officer (06/25/2025)
- IKAV Energy Inc.: /s/ Megan Ebadat, Megan Ebadat, Chief Financial Officer (06/25/2025)
- IKAV Energy Holdings LLC: /s/ Bobby Saadati, Bobby Saadati, Manager (06/25/2025)
- IKAV Energy Holdings LLC: /s/ Constantin von Wasserschleben, Constantin von Wasserschleben, Manager (06/25/2025)
- IKAV Inc.: /s/ Constantin von Wasserschleben, Constantin von Wasserschleben, President (06/25/2025)
- IKAV Energy Spain, S.L.: /s/ Constantin von Wasserschleben, Constantin von Wasserschleben, Director (06/25/2025)
- SIMLOG Inc.: /s/ Bobby Saadati, Bobby Saadati, President (06/25/2025)
- SIMLOG Inc.: /s/ Megan Ebadat, Megan Ebadat, Treasurer (06/25/2025)
- Simlog S.a r.l.: /s/ Gregor Gruber, Gregor Gruber, Director (06/25/2025)
- Simlog S.a r.l.: /s/ Marco Hoopmann, Marco Hoopmann, Director (06/25/2025)
- IKAV SICAV FIS SCA: By: IKAV General Partner S.a r.l., its general partner, /s/ Gregor Gruber, Gregor Gruber, Director (06/25/2025)
- IKAV SICAV FIS SCA: By: IKAV General Partner S.a r.l., its general partner, /s/ Marco Hoopmann, Marco Hoopmann, Director (06/25/2025)
- IKAV General Partner S.a r.l.: /s/ Gregor Gruber, Gregor Gruber, Director (06/25/2025)
- IKAV General Partner S.a r.l.: /s/ Marco Hoopmann, Marco Hoopmann, Director (06/25/2025)
- Institut fur Kapitalanlagen und Vesicherungslosungen GmbH: /s/ Evelin Foelster, Evelin Foelster, Director (06/25/2025)
- IKAV Impact S.a r.l.: /s/ Gregor Gruber, Gregor Gruber, Director (06/25/2025)
- IKAV Impact S.a r.l.: /s/ Marco Hoopmann, Marco Hoopmann, Director (06/25/2025)
- Constantin von Wasserschleben: /s/ Constantin von Wasserschleben, Constantin von Wasserschleben (06/25/2025)